UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Elevate Money, Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       June 2, 2020

Physical address of issuer
1600 Dove Street, Suite 480, Newport Beach, CA 92660

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	601,535	730,460
Cash & Cash Equivalents	492	-499
Accounts Receivable	0	0
Short-term Debt	159,792	139,325
Long-term Debt	4,163,986	3,981,104
Revenues/Sales	26,794	39,081
Cost of Goods Sold	359,067	959,899
Taxes Paid	0	0
Net Income	-332,273	-920,818

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April 9, 2025

FORM C-AR

Elevate Money, Inc.

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This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Elevate Money, Inc., a Delaware Corporation doing business as Alture Funds (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.alturefunds.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 9, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Elevate Money, Inc. (the "Company") is a Delaware Corporation, formed on June 2, 2020.

The Company is located at 1600 Dove Street, Suite 480, Newport Beach, CA 92660.

The Company's website is https://www.alturefunds.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Alture Funds is a digital distribution platform that enables large alternative investment managers to raise capital directly from investors, bypassing traditional intermediaries like wealth managers. The company generates revenue by facilitating direct investment access and streamlining capital raising.

RISK FACTORS

Risks Related to the Company's Business and Industry

AltureFunds.com faces several risks that could materially impact its operations, financial condition, and prospects. The following summarizes the material risks associated with the business, including any material changes:
1. Market Risk – The company operates in a competitive market with rapid changes in customer demands, technology advancements, and economic conditions. Any significant shifts in market dynamics could impact our revenue growth and customer acquisition strategies.

2. Operational Risk – As we scale, there is an inherent risk associated with operational inefficiencies, including challenges in optimizing our business processes, supply chain disruptions, or scaling customer support effectively.

3. Liquidity Risk – While we have secured a committed source of additional capital ($500K from Solyco Portfolio SPV 2 LLC in Q2 2025), there is still a risk regarding our ability to raise sufficient capital in the future to meet our ongoing operational and growth needs.

4. Technology Risk – Our business depends heavily on the continuous development and maintenance of our platform. Any failure to upgrade our technology in line with market needs or any significant cybersecurity breach could negatively affect our brand reputation and customer trust.

5. Regulatory and Compliance Risk – Changes in the regulatory environment, particularly in the areas of data privacy, financial regulations, or securities law, could increase compliance costs and impact our business operations.

6. Customer Retention Risk – Despite ongoing efforts to enhance customer retention and reduce churn, any significant changes in customer behavior or dissatisfaction could negatively affect our revenues and long-term viability.

7. Funding Risk – The ability to raise additional funds through equity or debt could be impacted by market conditions, investor appetite, or operational performance. There is no guarantee that AltureFunds.com will be able to raise additional capital beyond the committed $500K from Solyco Portfolio SPV 2 LLC in Q2 2025.

8. Economic and Geopolitical Risk – Broader economic conditions, such as inflation, interest rates, and geopolitical instability, may negatively affect the company's growth trajectory, particularly in terms of customer spending behavior and international expansion plans.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Alture Funds is a digital distribution platform that enables large alternative investment managers to raise capital directly from investors, bypassing traditional intermediaries like wealth managers. The company generates revenue by facilitating direct investment access and streamlining capital raising.

Co-Issuer

Legal Name: Elevate Money I, a series of Wefunder SPV, LLC

Type of Business: Limited Liability Company

Formed: 2023-08-12

Address: 4104 24TH ST

Optional Address:

Country: AL

City: San Francisco

State: California

Zipcode: 94114

Phone Number: 0000000000

Contact: Shital Patel

Website: https://wefunder.com/

Business Plan

1. Business Overview

Alture Funds is a digital distribution platform for alternative investment products. Our platform enables self-directed investors to access institutional-quality funds—such as private real estate, private credit, and private equity—at low minimums and with no accreditation requirement. We are disrupting the traditional wealth management sales channel by offering a digital, direct-to-investor experience for products historically available only through advisors and broker-dealer networks.

2. Mission and Vision

Our mission is to democratize access to institutional-grade alternative investments by building a trusted, modern platform that empowers all investors. Our vision is to become the premier digital channel for the distribution of top-tier alternative funds globally.

3. Market Opportunity

Alternative investments represented over $80 billion in sales to U.S. retail investors in 2024, yet nearly all of these transactions were facilitated by human advisors. Over 25% of U.S. wealth is self-directed, and this segment is growing rapidly, particularly among younger investors who expect digital-first, app-based experiences. Despite this, no meaningful digital distribution platform currently exists for large, legacy fund managers.

4. Product and Services

Alture Funds offers:
• A web-based platform (live MVP) for onboarding and investing
• A mobile app launching in May 2025
• Access to alternative investment products including private real estate, private credit, and infrastructure
• No accreditation requirement; available to any investor
• $2,500 minimum investment, far below traditional thresholds

5. Business Model

Alture operates as a broker-dealer, receiving:
• 5.00% upfront commission from fund sponsors on invested capital
• 0.25% trailing annual commission

Future business model flexibility includes launching an RIA channel to capture additional assets under management and generate recurring advisory fees.

6. Key Differentiators
• Exclusive digital distribution partnership with Bluerock, a top-tier alternative fund sponsor
• First-mover advantage with no direct digital-native competitors in this vertical
• Digital infrastructure purpose-built for regulatory compliance, onboarding, KYC, and custodial integration
• Positioned for rapid scale as new funds are added to the platform

7. Milestones and Traction
• Signed three-year exclusive agreement with Bluerock (2024)
• Launched platform and onboarded initial investors (Q1 2025)
• Mobile app to launch (Q2 2025)
• Additional product launches (private equity, infrastructure, multi-strategy) scheduled through 2026

8. Go-to-Market Strategy
• Target audience: Self-directed investors, especially Millennials and Gen X
• Digital marketing and performance-driven CAC model aimed to maintain CAC below 5% of invested capital
• Emphasis on UX/UI design, educational content, and trust-building
• Strategic partnerships with RIAs and fintech platforms under development

9. Revenue Projections and Financial Outlook
• Revenue begins with sponsor-paid commissions upon each investment
• Gross margins are high due to minimal fulfillment costs
• Scalable technology and lean operations enable sustainable unit economics
• Marketing spend will be adjusted in accordance with capital availability to maintain runway

10. Management Team
• CEO: Responsible for overall company vision, strategy, and investor relationships. Brings prior startup and finance experience.
• Chief Product Officer: Leads product development, platform architecture, and user experience initiatives.
• Chief Financial Officer: Oversees financial strategy, investor reporting, and compliance. Brings deep experience in financial modeling, operations, and SEC/regulatory frameworks.

11. Future Plans
• Add more fund types and sponsors to the platform
• Expand into international markets where permitted
• Introduce tax-advantaged investment products (e.g., IRA-compatible)
• Evaluate RIA licensing for ongoing advisory services

12. Exit Strategy

- Potential acquirers include:
- Large wealth management firms seeking digital distribution
- Robo-advisors aiming to expand product offerings
- Alternative asset managers seeking a direct-to-consumer channel
- Secondary liquidity for investors may be pursued via acquisition or strategic financing events

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Harold Hofer

All positions and offices held with the Company and date such position(s) was held with start and ending dates

May 2021 - Present - Co-Founder and CEO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

May 2021 - Present •Provide strategic leadership and vision for the company's growth, innovation, and overall direction. • Oversee all business operations, including product, sales, marketing, finance, and people operations. • Build and manage an executive leadership team and promote a culture of performance, accountability, and collaboration. • Lead fundraising efforts, board engagement, and investor relations. • Drive long-term business strategy including expansion into new markets, product development, and customer acquisition.

Education

UCLA - Master of Arts, Economics, UCLA Bachelor of Arts, UCLA (Member, UCLA Law Review) Juris Doctor

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Harold Hofer

All positions and offices held with the Company and date such position(s) was held with start and ending dates

May 2021 - Present - Co-Founder and CEO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

May 2021 - Present •Provide strategic leadership and vision for the company's growth, innovation, and overall direction. • Oversee all business operations, including product, sales, marketing, finance, and people operations. • Build and manage an executive leadership team and promote a culture of performance, accountability, and collaboration. • Lead fundraising efforts, board engagement, and investor relations. • Drive long-term business strategy including expansion into new markets, product development, and customer acquisition.

Education

UCLA - Master of Arts, Economics, UCLA Bachelor of Arts, UCLA (Member, UCLA Law Review) Juris Doctor

Name

Alex Cruttenden

All positions and offices held with the Company and date such position(s) was held with start and ending dates

May 2021- Present - Chief Product Officer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

May 2021 - Present • Defined and executed the company's product vision, strategy, and roadmap. • Led cross-functional teams spanning product management, design, and engineering to deliver innovative features and experiences. • Conducted market and customer research to identify growth opportunities and align product initiatives with company goals. • Oversaw the full product lifecycle from ideation to launch and continuous improvement. • Collaborated with go-to-market, sales, and customer success teams to ensure product-market fit and customer satisfaction. • Built and scaled the product organization and operational frameworks for rapid product delivery and iteration.

Education

Chapman University - Bachelor of Science (BS), Computer Information Systems

Name

Shital Patel

All positions and offices held with the Company and date such position(s) was held with start and ending dates

February 2023 - Present - Chief Financial Officer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

February 2023 - Present • Oversaw accounting, FP&A, tax, audit, treasury, and compliance functions. • Partnered with the CEO and executive team on business planning. • Led implementation of scalable financial systems and processes

Education

Cal State University of Fullerton - BA Speech Communications

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	11,383,536
Voting Rights	There are voting rights.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Warrant
Amount outstanding	
Voting Rights	There are no voting rights.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	99000 reserved for issuance.

Type of security	Options
Amount outstanding	
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	1616464 reserved for issuance.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	
Voting Rights	If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.
Anti-Dilution Rights	The holders of a majority-in-interest of voting rights in the Company could limit the investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents. To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted. Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	
Value of SAFE or Convertible Notes	

13

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	150,000		General Operations	May 1, 2021	Regulation D, Rule 506(b)
SAFE (Simple Agreement for Future Equity)		$1,755,103.00	General Operations	May 1, 2021	Regulation D, Rule 506(b)
SAFE (Simple Agreement for Future Equity)		$2,086,000.00	General operations	October 1, 2022	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$197,710.00	47.5% to team salaries, 20% to product development, 15% to legal and accounting, 10% to marketing, 7.5% Wefunder fee	December 8, 2023	Regulation CF
Convertible Notes		$163,467.00		July 10, 2023	Rule 506(b)

Ownership

A majority of the Company is owned by Principal Security Holder Harold Hofer, who has Voting power of 69.5% and 7911000.0 Common Shares.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Harold Hofer	69.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Financial Milestones and Operational, Liquidity, and Other Challenges Financial Milestones • In 2024, Alture Funds signed a three-year exclusive digital distribution agreement with Bluerock, a leading alternative investment manager. This agreement positions Alture as the exclusive digital channel for Bluerock's products, a major strategic milestone and validation of the business model. • The Company secured its initial funding commitment of $1 million in 2024, split into two tranches: $500,000 closed in January 2025 and $500,000 to be closed in Q2 2025. This funding will support product development, regulatory compliance, and early go-to-market efforts. • The platform launched its Minimum Viable Product (MVP) in early 2025, enabling investors to onboard and transact digitally. Operational and Liquidity Challenges • As with most early-stage companies, Alture Funds is managing cash runway and burn rate closely. Continued operations are contingent on successful fundraising and investor engagement, and the Company is monitoring its liquidity position carefully to ensure sustainability. • Key operational challenges include: • Building brand trust and awareness in a highly regulated and conservative investment environment. • Scaling investor acquisition efficiently while maintaining low customer acquisition cost (CAC). • Expanding fund offerings while maintaining due diligence standards and compliance processes. • The Company is currently pre-revenue and expects to begin generating revenue in 2025 from sponsor-paid commissions as assets are raised through the platform. The Company's ability to achieve long-term success will depend on continuing to secure additional capital, attract a critical mass of investors, and deliver value to fund sponsors through scalable digital distribution.

AltureFunds.com does not expect to achieve profitability in the next 12 months. However, management has identified key business objectives and milestones aimed at long-term growth and positioning the company for future profitability. The primary focus will be on: 1. Revenue Growth – Driving top-line growth by expanding customer acquisition channels and scaling operations. 2. Operational Efficiency – Streamlining business processes to reduce costs and improve margins. 3. Technology Development – Enhancing the company's platform and product offerings to increase value for customers and strengthen market differentiation. 4. Customer Retention and Expansion – Focusing on improving customer satisfaction and lifetime value through increased engagement and targeted upselling opportunities. To achieve these objectives, management intends to take the following steps: 1. Expand Sales and Marketing Efforts – Invest in new marketing campaigns and partnerships to increase brand awareness and drive customer acquisition. 2. Optimize Cost Structure – Implement cost-reduction initiatives across non-core operations and leverage economies of scale to reduce operational expenses. 3. Enhance Product Features – Allocate resources towards accelerating product development to meet evolving market demands and customer needs. 4. Strengthen Customer Support and Retention Strategies – Develop new customer success programs to improve client satisfaction and reduce churn. These efforts are designed to position AltureFunds.com for sustainable growth, improve customer value, and set the foundation for long-term profitability.

Liquidity and Capital Resources

On May 1, 2021 the Company conducted an offering pursuant to Regulation D, Rule 506(b) and raised .

On May 1, 2021 the Company conducted an offering pursuant to Regulation D, Rule 506(b) and raised $1,755,103.00.

On October 1, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $2,086,000.00.

On December 8, 2023 the Company conducted an offering pursuant to Regulation CF and raised $197,710.00.

On July 10, 2023 the Company conducted an offering pursuant to Rule 506(b) and raised $163,467.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
Yes, AltureFunds.com has a committed source of capital. We are set to close an additional $500K in Q2 2025 from Solyco Portfolio SPV 2 LLC. This capital infusion will help support our strategic initiatives and operational growth during the upcoming year.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the

Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	Harold Hofer
Relationship to the Company	Founder and CEO
Total amount of money involved	$150,000
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Safe

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Harold Hofer(Signature)Harold Hofer(Name)Chief Executive Officer(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements



Statement of Financial Position

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets		
Cash and Cash Equivalents	492	(499)
Due from Related Party - REIT	249,838	252,815
Prepaid Expenses	51,142	63,367
Total Current Assets	301,471	315,683
Non-current Assets		
Computer Equipment, net of Accumulated Depreciation	212	5,090
Intangible Assets: Investor Platform, net of Accumulated Amortization	299,852	406,687
Investment in Related Party - REIT	-	3,000
Total Non-Current Assets	300,064	414,777
TOTAL ASSETS	601,535	730,460
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	159,792	139,325
Due to Related Party	-	-
Other Liabilities	-	-
Total Current Liabilities	159,792	139,325
Long-term Liabilities		
Future Equity Obligations (SAFE Notes)	4,163,986	3,981,104
Total Long-Term Liabilities	4,163,986	3,981,104
TOTAL LIABILITIES	4,323,778	4,120,429
EQUITY		
Common Stock	1	1
Accumulated Deficit	(3,722,244)	(3,389,970)
Total Equity	(3,722,243)	(3,389,969)
TOTAL LIABILITIES AND EQUITY	601,535	730,460



Statement of Operations

	Year Ended December 31,	
	2024	**2023**
Revenue	26,794	39,081
Equity in Earnings of Related Party - REIT	-	-
Gross Profit	26,794	39,081
Operating Expenses		
Advertising and Marketing	(4,978)	126,055
General and Administrative	131,491	460,629
Legal and Professional	76,879	190,136
Rent and Lease	14,516	45,998
Depreciation	4,878	6,688
Amortization	136,282	130,393
Total Operating Expenses	359,067	959,899
Operating Income (loss)	(332,273)	(920,818)
Earnings Before Income Taxes	(332,273)	(920,818)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(332,273)	(920,818)



Statement of Cash Flows

	Year Ended December 31,	
	2024	2023
OPERATING ACTIVITIES		
Net Income (Loss)	(332,273)	(920,818)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	4,878	6,688
Amortization	136,282	132,587
Due from Related Party	(29,771)	27,144
Prepaid Expenses	1,969	(1,587)
Accounts Payable	37,024	(94,330)
Equity in Earnings of Related Party - REIT	-	(1,000)
Other	-	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	150,382	69,502
Net Cash provided by (used in) Operating Activities	(181,891)	(851,316)
INVESTING ACTIVITIES		
Computer Equipment	-	(1,496)
Investment Platform	-	-
Net Cash provided by (used by) Investing Activities	-	(1,496)
FINANCING ACTIVITIES		
Issuance of Common Stock	-	-
Future Equity Obligations (SAFE Notes)	182,882	140,001
Offering Costs	-	-
Net Cash provided by (used in) Financing Activities	182,882	140,001
Cash at the beginning of period	(499)	712,311
Net Cash increase (decrease) for period	991	(712,811)
Cash at end of period	491	(499)
Cash Paid for Interest	-	-
Cash Paid for Income Taxes	-	-



Statement of Changes in Shareholder Equity

	Common Stock		Accumulated Deficit	Total Shareholder Equity
	# of Shares	$ Amount		
Beginning Balance 1/1/2022	11,383,536	1	(2,469,153)	(2,469,152)
Issuance of Common Stock	-	-	-	-
Forfeiture of Common Stock	-	-	-	-
Offering Costs	-	-	-	-
Net Income (Loss)	-	-	(920,818)	(920,818)
Ending Balance 12/31/2023	11,383,536	1	(3,389,970)	(3,389,969)
Issuance of Common Stock	-	-	-	-
Forfeiture of Common Stock	-	-	-	-
Offering Costs	-	-	-	-
Net Income (Loss)	-	-	(332,273)	(332,273)
Ending Balance 12/31/2024	11,383,536	1	(3,722,244)	(3,722,243)